FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December 2011

FORMULA SYSTEMS (1985) LTD.
(Translation of Registrant's Name into English)

5 HaPlada st., Or-Yehuda, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F         ☒           Form 40-F          ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           ☐                     No           ☒

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On December 1, 2011, Formula Systems (1985) Ltd. sent to its shareholders formal notice of, and a related proxy statement with respect to, its annual general meeting of shareholders to be held at its offices, located at 5 HaPlada Street, Or Yehuda, 60218, Israel, on January 8, 2012 at 10:00 a.m. Israel time.  The notice and proxy statement are annexed to this Report on Form 6-K as Exhibit 99.1 hereto.

This Report on Form 6-K is being incorporated by reference into the Registrant’s Registration Statement on Form S-8, File No. 333-156686

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.
(Registrant)

By:/s/ Guy Bernstein
Guy Bernstein CEO
dated:    December 1, 2011

Exhibit 99.1	Formula Systems (1985) Ltd. Form of Proxy Statement for Annual General Meeting to be held January 8, 2012.